UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

Amendment No. 5

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Sadia S.A.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil

(Jurisdiction of Subject Company’s Incorporation or Organization)

Perdigão S.A.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities)

José Luis Magalhães Salazar
Chief Financial Officer
Rua Fortunato Ferraz, 659
Vila Anastacio, São Paulo, SP
05093-901 Brazil
(55 11) 2113-3555
(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

(a)                    The following document is attached hereto as an exhibit to this form:

Exhibit	Description

1.*	Material Fact Notice (fato relevante) disseminated in Brazil by Perdigão S.A. and Sadia S.A. on May 19, 2009

4.*	Material Fact Notice (fato relevante) dated June 3, 2009, disseminated in Brazil by Perdigão S.A. and Sadia S.A. on June 4, 2009

5.*	Pro forma financial information made available to investors in Brazil by Perdigão S.A. and Sadia S.A. on June 8, 2009

7.*	Announcement to the market (anúncio ao mercado) disseminated in Brazil by Perdigão S.A. on June 9, 2009

8.	Minutes of Sadia S.A.’s board of directors meeting held on June 22, 2009 and disseminated in Brazil by Sadia S.A. on June 23, 2009

9.

Proposal of the board of directors for extraordinary general shareholders meeting (proposta do conselho de administração) of Sadia S.A. disseminated to investors in Brazil by Sadia S.A. on June 23, 2009

10.	Notice for Extraordinary General Shareholders’ Meeting (edital de convocação) disseminated to investors in Brazil by Sadia S.A. on June 23, 2009

*              Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission.

(b)                   Not applicable.

Item 2.  Informational Legends

Included in document attached hereto as Exhibit 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)       The following document is attached hereto as an exhibit to this form:

Exhibit	Description

2.*	Investor presentation made available to investors in Brazil by Perdigão S.A. and Sadia S.A. on May 19, 2009

3.*	Transcript of conference call held in Brazil by Perdigão S.A. and Sadia S.A. on May 19, 2009

11.	Notice of extraordinary general shareholders meeting (edital de convocação) disseminated to investors in Brazil by Perdigão S.A. on June 23, 2009

12.

Proposal of the board of directors for extraordinary general shareholders meeting (proposta do conselho de administração pela assembleia geral extraordinária) of Perdigão S.A. disseminated to investors in Brazil by Perdigão S.A. on June 23, 2009

13.	Proposed by-laws for BRF — Brasil Foods S.A. (estatuto social de BRF-Brasil Foods S.A.) disseminated to investors in Brazil by Perdigão S.A. on June 23, 2009

*          Previously furnished as exhibit to Form CB filed with the Securities and Exchange Commission.

(2)       Not Applicable.

(3)       Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)       Form F-X filed on May 20, 2009 with the Securities and Exchange Commission on the date hereof.

(2)       Not Applicable.

PART VI - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Perdigão S.A.

/s/ Leopoldo Viriato Saboya
Name:	Leopoldo Viriato Saboya
Title:	Chief Financial Officer

June 24, 2009